UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

885807 10 7

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☒] Rule 13d-1(c)

[☐] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

CUSIP No. 885807 10 7	13G	Page 2 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Partners III, L.P. (“TAP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,688,475*
6 SHARED VOTING POWER See response to row 5
7 SOLE DISPOSITIVE POWER 1,688,475*
8 SHARED DISPOSITIVE POWER See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,475*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.83%**
12	TYPE OF REPORTING PERSON PN

*	Includes a warrant to purchase 372,149 shares of common stock that is exercisable within 60 days of December 31, 2008

**	Approximately 10.83% of the shares of Common Stock outstanding as of December 31, 2008, assuming 15,586,193 shares outstanding, representing (i) 15,214,044 shares outstanding as of October 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and (ii) the assumed exercise of 372,149 shares subject to warrants exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 3 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Associates III, L.P. (“TAA III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 90,770*
6 SHARED VOTING POWER See response to row 5
7 SOLE DISPOSITIVE POWER 90,770*
8 SHARED DISPOSITIVE POWER See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,770*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%**
12	TYPE OF REPORTING PERSON PN

*	Includes a warrant to purchase 20,007 shares of common stock that is exercisable within 60 days of December 31, 2008

**	Approximately 0.6% of the shares of Common Stock outstanding as of December 31, 2008, assuming 15,234,051 shares outstanding, representing (i) 15,214,044 shares outstanding as of October 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and (ii) the assumed exercise of 20,007 shares subject to warrants exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 4 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Three Arch Management III, L.L.C. (“TAM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,779,245
6 SHARED VOTING POWER See response to row 5
7 SOLE DISPOSITIVE POWER 1,779,245
8 SHARED DISPOSITIVE POWER See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.69%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 885807 10 7	13G	Page 5 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,779,245*
6 SHARED VOTING POWER See response to row 5
7 SOLE DISPOSITIVE POWER 1,779,245*
8 SHARED DISPOSITIVE POWER See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,245*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.69%
12	TYPE OF REPORTING PERSON IN

*	Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 6 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilfred E. Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,375 *
6 SHARED VOTING POWER 1,779,245
7 SOLE DISPOSITIVE POWER 9,375 *
8 SHARED DISPOSITIVE POWER 1,779,245

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.75%**
12	TYPE OF REPORTING PERSON IN

*	Includes 9,375 shares of common stock subject to options exercisable within 60 days of December 31, 2008.

**	Approximately 11.75% of the shares of Common Stock outstanding as of December 31, 2008, assuming 15,223,419 shares outstanding, representing (i) 15,214,044 shares outstanding as of October 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and (ii) the assumed exercise of 9,375 shares subject to options exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 7 of 10 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barclay Nicholson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,779,245**
6 SHARED VOTING POWER See response to row 5
7 SOLE DISPOSITIVE POWER 1,779,245**
8 SHARED DISPOSITIVE POWER See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,245**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.69%
12	TYPE OF REPORTING PERSON IN

**	Includes warrants to purchase 392,156 shares of common stock that are exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 8 of 10 pages

Item 1.

(a)	Name of Issuer:

Threshold Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing:

Three Arch Partners III, L.P. (“TAP III”), Three Arch Associates III, L.P. (“TAA III”), Three Arch Management III, L.L.C. (“TAM III”), Mark A. Wan (“Wan”), Wilfred E. Jaeger (“Jaeger”), and Barclay Nicholson (“Nicholson”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Wan, Jaeger, and Nicholson are the sole managing members of TAM III, the sole general partner of TAP III and TAA III and may be deemed to have sole power to vote the shares reported. TAA III invests alongside TAP III in all investments made by TAP III.

(b)	Address of Principal Business Office:

3200 Alpine Road, Portola Valley, CA 94028

(c)	Citizenship:

See Row 4 of each cover page

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

885897 10 7

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2008:

(a)	Amount Beneficially Owned:

See Row 9 of each cover page

(b)	Percent of Class:

See Row 11 of each cover page. The approximate percentages of common stock reported as beneficially owned by the Reporting Persons is based on 15,214,044 shares of common stock outstanding as of October 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 plus the assumed exercise of shares subject to options or warrants exercisable within 60 days of December 31, 2008.

CUSIP No. 885807 10 7	13G	Page 9 of 10 pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

  See Row 5 of each cover page

(ii)	shared power to vote or to direct the vote:

  See Row 6 of each cover page

(iii)	sole power to dispose or to direct the disposition of:

  See Row 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of:

  See Row 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of TAP III and TAA III and the limited liability company agreement of TAM III, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 885807 10 7	13G	Page 10 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2009

THREE ARCH PARTNERS III, L.P. By: Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson Managing Member

THREE ARCH ASSOCIATES III, L.P. By: Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson Managing Member

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Barclay Nicholson
Barclay Nicholson Managing Member

MARK A. WAN

By:	/s/ Barclay Nicholson
Barclay Nicholson Authorized Signature

WILFRED E. JAEGER

By:	/s/ Barclay Nicholson
Barclay Nicholson Authorized Signature

BARCLAY NICHOLSON

By:	/s/ Barclay Nicholson
Barclay Nicholson

This Schedule 13G was executed pursuant to a Statement Appointing Designated Filer and Authorized Signatories. Note that copies of the applicable Statement Appointing Designated Filer and Authorized Signatories are already on file with the appropriate agencies.